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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 4, 2008

<u>Little Squaw Gold Mining Company</u>
(Exact Name of Registrant as Specified in its Charter)

Alaska	**001-06412**	**91-0742812**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3412 S Lincoln Drive, Spokane WA	**99203-1650**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: <u>(509) 624-5831</u>

<u>**N/A**</u>
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (5-06)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Item 8.01 Other Events

On February 4, 2008, Little Squaw Gold Mining Company ("Little Squaw" or "the Company") announced that it has mobilized a drill to the Marisol gold property located just south of the U.S.-Mexico border in the State of Sonora. The Company intends to complete at least ten diamond core drill holes for 1,500 meters (5,000 feet) to test for an ore target that has been identified by the Company.

The Marisol property is in the Cucurpe mining district where some 2 million ounces of gold have been produced from epithermal-type deposits. The property consists of 541 hectares (1,337 acres) located 14 km (9 miles) east of the million-ounce San Francisco gold mine. The drill target at Marisol consists of two subparallel, gold-bearing structural trends in Cretaceous sediments that merge together both at shallow depth and along strike. Junctures such as this may provide the ground preparation necessary for the occurrence of a large volume of gold mineralization.

For additional information, please see the press release, incorporated herein as exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

   (d) Exhibits

   Exhibit 99.1 - Press Release, February 4, 2008

SIGNATURES

        In accordance with the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        Little Squaw Gold Mining Company
                                        (Registrant)

Dated: February 4, 2008   By: /s/ Ted R. Sharp
                                        _____
                                        Ted R. Sharp
                                        Principal Financial Officer



PRESS RELEASE 02-08

Little Squaw Drilling for Gold in Mexico

Drilling commences on Marisol gold property

Spokane WA – February 4, 2008 - Little Squaw Gold Mining Company (LITS:OTC.BB -- $0.81) ("Little Squaw" or "the Company") has mobilized a drill to the Marisol gold property located just south of the U.S.-Mexico border in the State of Sonora. The Company intends to complete at least ten diamond core drill holes for 1,500 meters (5,000 feet) to test for an ore target that has been identified by the Company.

Richard Walters, President of Little Squaw, said: "*We are excited to pursue this opportunity and are confident that this drilling will intercept important gold mineralization.*"

The Marisol property is in the Cucurpe mining district where some 2 million ounces of gold have been produced from epithermal-type deposits. The property consists of 541 hectares (1,337 acres) located 14 km (9 miles) east of the million-ounce San Francisco gold mine. The drill target at Marisol consists of two subparallel, gold-bearing structural trends in Cretaceous sediments that merge together both at shallow depth and along strike. Junctures such as this may provide the ground preparation necessary for the occurrence of a large volume of gold mineralization.

The mineralized structures can be traced by intermittent historic small-scale mine excavations along a distance exceeding 2,500 meters (8,000 feet). Geologic mapping and geochemical sampling have disclosed additional areas of hydrothermal alteration and potential mineralization that may be related to mineralized structures not previously recognized.

Rodney Blakestad, Vice President of Exploration for Little Squaw, wrote this news release for the Company, which is responsible for its contents. For additional information regarding Little Squaw Gold Mining, contact Susan Schenk, Manager of Investor Relations, by telephone at (509) 535-6156, or by e-mail at ir@littlesquawgold.com. Little Squaw maintains a comprehensive Web site at www.littlesquawgold.com.

Little Squaw Gold Mining is engaged in the business of precious-metals discovery. This endeavor carries certain risks that are commensurate with the potential rewards of such efforts. These risks cannot be quantified and should not be taken lightly. All statements made here regarding the firm's investment potential should be considered "forward-looking statements" as defined by prevailing regulatory guidelines. As forward-looking statements, these items represent the measured professional judgment of management. They do not, however, represent guarantees, and unforeseen and/or unforeseeable future developments that may render them either incomplete or incorrect. Actual results, plans, programs, and financial performance may differ materially from express or implied forward-looking statements.